Exhibit 99.1

Cougar Oil and Gas Canada enters into Creditor Protection following failure of purchaser to complete an asset acquisition and the Energy Resources and Conservation Board shutting in production for the resulting insufficient LMR deposit requirements.

CALGARY, February 3, 2012 – Cougar Oil and Gas Canada, Inc. (" OTC:BB COUGF" or "the Company") has requested and obtained an Order from the Alberta Court of Queen’s Bench (the "Court") providing creditor protection  der the Companies' Creditors Arrangement Act (Canada) ("CCAA"). While under CCAA protection, the Company will continue with its day to day operations.

On November 15, 2011, the potential purchaser under a Binding Letter of Intent to acquire some of the Company's non-core assets defaulted on its agreements.  The sale of these assets would have removed a requirement to increase the ERCB LMR deposit (“long term well abandonment liability deposit”).  Because the potential purchaser asked for multiple extensions and placed a partial deposit, the Company agreed to several extensions of the closing.  However, the potential purchaser did not meet the closing conditions or provide required pre-closing information to the ERCB.  As a result the ERCB prohibited the transfer of the wells and the potential purchaser defaulted on the purchase of the Company’s none core assets. .  The delays in the acquisition process then resulted in the ERCB putting Cougar on notice to increase its LMR deposit.

To date, because the Company was not able to fund the $630,000 LMR deposit in a manner satisfactory to the ERCB, the ERCB has ordered the wells and facilities of the Company shut in until the LMR deposit is made and the ERCB requirements are met.  The Company immediately appealed the order and is reviewing its options in seeking damages due to the default of the potential purchaser under the terms of the Binding Letter of Intent. The Company operations were shut in starting on January 23, 2012.  The Company continues to seek sufficient financing to get the wells turned back on.

Additionally, as a result of the default of the potential purchaser and the resultant ERCB action, the Company then had only revenue from it’s non operated gas properties which was insufficient to continue day to day operations and pay existing creditors.

Over the last several months, the Company has had its operations reduced, its expenses increased and its net income reduced as a result of the Rainbow Pipeline break, the wild fires of the Slave Lake area and a short term drop in commodity prices.  Because of the capital conditions due to the last recession and the ongoing problems in the European capital markets, the availability of funding for operations and capital expenditures has become more restricted and expensive.

The Board of Directors of Cougar has therefore decided to seek CCAA protection after considering its currently available alternatives.  CCAA protection stays creditors and others from enforcing rights against the Company and affords the Company the opportunity to restructure its financial affairs. The Court has granted CCAA protection until March 2 , 2012, to be further extended as required and approved by the Court.

'We made the difficult decision to seek creditor protection because we believe this step to be in the best interest of all our stakeholders," said William Tighe,  Chief Executive Officer. 'We have been actively seeking options to manage our liquidity and to raise the capital we need to proceed with developing our assets  To protect those assets and to find a solution that will enable them to be developed, we are seeking options to restructure our affairs."

While under CCAA protection, the Board of Directors maintains its usual role and management remains responsible for the day to day operations, under the supervision of a Court-appointed monitor, Ernst and Young.   The monitor will be responsible for reviewing ongoing operations, assisting with the development and implementation of a Plan of Arrangement ("Plan") that is established by management, liaising with creditors and other stakeholders and reporting to the Court. The Board of Directors and management will be primarily responsible for determining whether a Plan for restructuring the Company's affairs is feasible. Affected stakeholders will have an opportunity to vote on the Plan. Before the Plan is implemented it must be approved by the requisite number and value of affected stakeholders contemplated by law and pproved by the Court.

CCAA protection enables the Company to continue with its day to day operations until the CCAA status changes. The implications of this process for shareholders will not be known until the end of the restructuring process.  If the secured stakeholders do not approve a Plan in the manner contemplated by law, the Company will likely be placed into receivership or bankruptcy. If by March 3, 2012, the Company has not filed a Plan or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.  The Company will issue a further press release on or before March 3, 2012 to provide an update.

'We remain confident that our Trout oil assets and specifically the new drilling program can be developed into long term commercial facilities," Mr. Tighe concluded. “The timing of the pipeline break and the long delay before the ERCB would permit restoration of service, the well drilled in the spring of 2011 which had inclusive results and still needs $200,000 to properly test it, the overall state of the world economy  especially in Europe which had provided the Company with much of it’s financing since inception, a short downturn in commodity prices in the middle of the critical pipeline break,  the lack of available financing for junior companies like the Company,  has impacted our ability to access capital or to identify strategic alternatives to enable us to proceed. We hope that through this process we will be able to arrive at a satisfactory solution for all our stakeholders including our shareholders "

Forward-looking statements

This news release includes certain statements that may be deemed to be "forward-looking statements " All statements, other than statements of historical fads, included in this news release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements d" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other faders that could cause actual events. results may differ materially from those anticipated in the forward-looking statements  which include but are not limited to the ability to raise additional capital, risks associated with the Company's ability to implement its business plan, its ability to successfully submit a timely plan to its creditors and the risk under the CCAA and to resolve its operational, legal and financial difficulties, risks inherent in the oil sands industry, regulatory and economic risks land tenure risks and those factors listed under the caption "Risk Faders" in the Company's Form 20-F, as amended,  filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law.